UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 21)*


                             INAMED CORPORATION
---------------------------------------------------------------------------
                              (Name of Issuer)

                                COMMON STOCK
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 453235103
---------------------------------------------------------------------------
                               (CUSIP Number)

      KENNETH MAIMAN, ESQ.                 ROBERT C. SCHWENKEL, ESQ.
   APPALOOSA MANAGEMENT L.P.        FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
  26 MAIN STREET, FIRST FLOOR                  ONE NEW YORK PLAZA
       CHATHAM, NJ 07928                       NEW YORK, NY 10004
         (973) 701-7000                          (212) 859-8000
---------------------------------------------------------------------------
        (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)

                             AUGUST 30, 2002
---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             SCHEDULE 13D
------------------------------------------
CUSIP No. 453235103

-----------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    DAVID A. TEPPER


---------- ------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |X|

---------- ------------------------------------------------------------------
3          SEC USE ONLY



---------- ------------------------------------------------------------------
4          SOURCE OF FUNDS

                    OO

---------- ------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- ------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES

---------- ------------------------------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF                            4,062,239*

         SHARES
                          -------- ------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            0

                          -------- ------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            4,062,239*
       REPORTING

                          -------- ------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              0

------------------------- -------- ------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,062,239*

---------- ------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |_|


---------- ------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    18.6%

---------- ------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IN

---------- ------------------------------------------------------------------
* This number includes 349,546 shares of common stock of INAMED Corporation held by Mr. Tepper and persons and entities for which Mr. Tepper exercises sole voting and dispositive power with respect to such shares.

                                                             SCHEDULE 13D
------------------------------------------
CUSIP No. 453235103

-----------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    APPALOOSA MANAGEMENT L.P.

---------- ------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |X|

---------- ------------------------------------------------------------------
3          SEC USE ONLY



---------- ------------------------------------------------------------------
4          SOURCE OF FUNDS

                    OO

---------- ------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- ------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ------------------------------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF                            3,712,693

         SHARES
                          -------- ------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            0
                          -------- ------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            3,712,693
       REPORTING

                          -------- ------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              0
------------------------- -------- ------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,712,693
---------- ------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |-|


---------- ------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    17.0%

---------- ------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    PN

---------- ------------------------------------------------------------------

                                SCHEDULE 13D


     This Amendment No. 21 to the statement on Schedule 13D filed on behalf of Appaloosa Management L.P. (the "Manager") and David A. Tepper ("Mr. Tepper" and, together with the Manager, the "Reporting Persons") on August 26, 1996, as amended by Amendment No. 1 filed on September 26, 1996, Amendment No. 2 filed on January 28, 1997, Amendment No. 3 filed on April 7, 1997, Amendment No. 4 filed on May 13, 1997, Amendment No. 5 filed on June 12, 1997, Amendment No. 6 filed on July 14, 1997, Amendment No. 7 filed on December 3, 1997, Amendment No. 8 filed on December 12, 1997, Amendment No. 9 filed on October 2, 1998, Amendment No. 10 filed on November 9, 1998, Amendment No. 11 filed on March 16, 1999, Amendment No. 12 filed on April 30, 1999, Amendment No. 13 filed on May 17, 1999, Amendment No. 14 filed on June 21, 1999, Amendment No. 15 filed on November 23, 1999, Amendment No. 16 filed on September 7, 2000, Amendment No. 17 filed on October 2, 2000, Amendment No. 18 filed on May 3, 2002, Amendment No. 19 filed on May 7, 2002 and Amendment No. 20 filed on June 6, 2002 (the "Schedule 13D"), relates to the common stock of INAMED Corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 3.       Source and Amount of Funds or Other Consideration.
              -------------------------------------------------

     Item 3 is hereby amended to add the following:

     The Shares acquired by the Partnership pursuant to the exercise of the Loan Warrants and the Additional Warrants held by it were purchased with the funds of the Partnership. The Shares acquired by Palomino pursuant to the exercise of the Loan Warrants and the Additional Warrants held by Palomino Holdings were purchased with the funds of Palomino.

ITEM 4.       Purpose of Transaction.
              ----------------------

     Item 4 is hereby amended to add the following:

     On August 30, 2002, the Manager notified the Company that, as of such date, (i) the Partnership and Palomino Holdings are exercising all of the Loan Warrants (which have an exercise price of $6.50 per Share) held by them for cash and, pursuant to such exercise, the Partnership and Palomino will acquire an aggregate of 579,510 Shares in exchange for $3,766,815 in cash, and (ii) the Partnership and Palomino Holdings are exercising all of the Additional Warrants (which have an exercise price of $7.50 per Share) held by them for cash and, pursuant to such exercise, the Partnership and Palomino will acquire an aggregate of 362,286 Shares in exchange for $2,717,145 in cash.

     Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions, portfolio considerations of the Partnership and Palomino, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, each of the Reporting Persons (and its respective affiliates) reserves the right to (i) purchase additional Shares or other securities of the Company, (ii) sell or transfer Shares beneficially owned by it from time to time in public or private transactions, and (iii) cause the Manager to distribute Shares in kind to its limited partners, the limited partners of the Partnership and the investors in Palomino, as the case may be.

     Except as described in this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of
Item 4 of the form of the Schedule 13D promulgated under the Exchange Act.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

     Item 5 is hereby amended to reflect that, as of the date hereof:

(a) This statement on Schedule 13D relates to: (i) 4,062,239 Shares which may be deemed to be beneficially owned by Mr. Tepper and which constitute approximately 18.6% of the issued and outstanding Shares, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 20,901,928 Shares outstanding as of August 16, 2002 as disclosed by the Company in its Form 10-Q for the quarterly period ended June 30, 2002 (the "June 2002 10-Q"); and (ii) 3,712,693 Shares which may be deemed to be beneficially owned by the Manager and which constitute approximately 17.0% of the issued and outstanding Shares, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 20,901,928 Shares outstanding as of August 16, 2002 as disclosed by the Company in the June 2002 10-Q.

(b) Mr. Tepper may be deemed to have sole voting power and dispositive power with respect to 4,062,239 Shares. The Manager may be deemed to have the sole voting and dispositive power with respect to 3,712,693 Shares.

(c) On August 30, 2002, the Manager notified the Company that, as of such date, (i) the Partnership and Palomino Holdings are exercising all of the Loan Warrants (which have an exercise price of $6.50 per Share) held by them for cash and, pursuant to such exercise, the Partnership and Palomino will acquire an aggregate of 579,510 Shares in exchange for $3,766,815 in cash, and (ii) the Partnership and Palomino Holdings are exercising all of the Additional Warrants (which have an exercise price of $7.50 per Share) held by them for cash and, pursuant to such exercise, the Partnership and Palomino will acquire an aggregate of 362,286 Shares in exchange for $2,717,145 in cash. Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in Shares during the sixty (60) days preceding the date of this Amendment No. 21 to the Schedule 13D.

(d)  Not applicable

(e)  Not applicable

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 3, 2002


                                       Appaloosa Management L.P.
                                       By:  Appaloosa Partners Inc.,
                                            Its General Partner


                                       By:   /s/ David A. Tepper
                                            ----------------------------------
                                            David A. Tepper
                                            President



                                        /s/ David A. Tepper
                                       ------------------------------
                                       David A. Tepper